Exhibit 16.1

Accountants and Business Advisors

October 10, 2005

U S Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Re:       Imergent, Inc.
File No. 000-27941

Dear Sir or Madam:

We have read Item 4.01(a) of Form 8-K of Imergent, Inc dated October 7, 2005.  We believe it should be supplemented and, in part, amended as follows:

Prior to Imergent filing under Item 4.02(a) a Form 8-K dated August 19, 2005 we notified the Company that we were expanding the scope of our audit to include additional procedures regarding the Company’s revenue recognition.  We had not completed those additional procedures when we were terminated by the Company.

During the course of our expanded procedures we notified the Company that we believed they needed assistance in analyzing issues surrounding revenue recognition.  The Company informed us that it had retained a consultant to provide assistance.

After Imergent issued a press release on September 29, 2005 we notified the Company that we needed to discuss with the Audit Committee certain information contained in that press release. Prior to meeting with the Audit Committee, we were terminated.

Very truly yours,

/s/ Grant Thornton LLP

Wells Fargo Plaza

Suite 1000

170 S Main Street

Salt Lake City UT 84101

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Grant Thornton LLP

US Member of Grant Thornton International